SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 9)

FACET BIOTECH CORPORATION
(Name of Subject Company)

FACET BIOTECH CORPORATION
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30303Q103
(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000
(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Richard Capelouto

Kirsten Jensen

Robert Spatt

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on October 1, 2009 (as amended and supplemented from time to time, the “Statement”) by Facet Biotech Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by FBC Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Biogen Idec Inc. (“Biogen Idec”), to purchase all outstanding shares of common stock of the Company, par value $0.01 per share (“Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (“Rights”, and together with the Common Stock, the “Shares”) upon the terms and subject to the conditions set forth in the Purchaser’s Tender Offer Statement on Schedule TO originally filed by Purchaser with the SEC on September 21, 2009, as amended and supplemented prior to the date hereof (together with any amendments and exhibits thereto, the “Schedule TO”).  The value of the consideration offered pursuant to the Schedule TO (as so amended), together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer”.  Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 8.           Additional Information

Item 8 of the Statement is hereby amended and supplemented by inserting the following after the last paragraph under the heading “Board Action Regarding Rights Agreement”:

The Company has entered into a stockholders agreement, dated as of December 16, 2009, with a group of stockholders affiliated with The Baupost Group, L.L.C. (collectively, “Baupost”) providing for an amendment to the Rights Agreement to permit such stockholders to increase their aggregate Share ownership to an amount exceeding 15% but less than 20% of the Common Stock without becoming an “acquiring person,” subject to compliance with the terms of such stockholders agreement.  The Company entered into the agreement in response to a request from Baupost.  In the event the aggregate ownership of Baupost is greater than 15% and less than 20% of the outstanding shares of Common Stock, if Baupost transfers any Shares, the ownership limitation under the Rights Agreement applicable to Baupost will be adjusted downwards so as to always equal one share greater than Baupost’s then–current ownership, until such time as the limitation reaches 15%.  A copy of the stockholders agreement entered into with Baupost has been filed with the SEC as an exhibit to a current report on Form 8-K, and is incorporated herein by reference.  A copy of Amendment No. 2 to the Rights Agreement will be filed with the SEC after adoption as an exhibit to a Registration Statement on Form 8-A/A, and incorporated herein by reference.

Item 9.    Materials to Be Filed as Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(18)	Press release issued by Facet Biotech on December 16, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION

By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel
and Secretary

Dated:	December 16, 2009